Mail Stop 7010

February 24, 2006

via U.S. mail and facsimile

David A. Roberson
Director, President and Chief Executive Officer
Cavalier Homes, Inc.
32 Wilson Boulevard 100
Addison, Alabama  35540

	Re:	Cavalier Homes, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-K/A for Fiscal Year Ended December 31, 2004
		Filed May 2, 2005
Form 10-Q for Fiscal Quarters Ended April 2, 2005, July 2, 2005 and
October 1, 2005
		File No. 0-21682

Dear Mr. Roberson:

      We have reviewed your response letters filed on EDGAR on November 14, 2005, and February 6, 2006, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Where indicated, please provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.  Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements

1. We note your responses to our oral comments in your letters dated
November 11, 2005 and February 6, 2006 and your representations made during conference calls held on November 3, 2005, January 13, 2006,
January 18, 2006 and January 20, 2006. Specifically, we note that prior to your adoption of FIN 45 on December 31, 2004 you recognized a
SFAS 5 contingent liability for your dealers in the non-elevated risk of default category (i.e., your global population) based on a historical default rate at the time of sale, as demonstrated from your table on page 3 of your letter dated
February 6, 2006. However, upon adoption of FIN 45, you now state that the contingent liability under SFAS 5 is zero at the time of sale due to a lack of a triggering event, such as dealer financial difficulty, at the time of sale.

We believe that the sale of the mobile home is the triggering event along with your history of dealers in the non-elevated risk of default group becoming part of the elevated risk of default group. As such, please continue to evaluate the SFAS 5 contingent liability, as you have done in the past, and the FIN 45 fair value non-contingent liability for the non-elevated risk of default group. Please then record the greater of the two amounts in your financial statements.
On a going forward basis, please continue to evaluate the liability each reporting period and adjust the amount as appropriate depending on the dealer`s financial stability, the passage of time, your release from your guarantee obligation, etc. Please revise your accounting policy in your audited footnotes to discuss your policy for recognizing your repurchase agreements reserve on day one and subsequent periods.

2. We note your assessment of the impact of delaying adoption of
FIN
45 for fiscal years 2003 and 2004 on page 3 of your letter dated February 6, 2006. For the first and second fiscal quarters of 2003, the SFAS 5 contingent liability amount exceeded the FIN 45 fair value
non-contingent liability amount.  As such, no adjustment for those two
quarters is necessary.  However, for each subsequent quarter, the fair
value non-contingent liability amount exceeded the SFAS 5
contingent
liability amount recorded.  The impact of not recording the larger
FIN
45 fair value non-contingent liability amount appears to
materially
impact income (loss) before income taxes for the fourth quarter of fiscal year 2003 (11.9%) and the second (21.5%) and fourth (6.7%) quarters of fiscal year 2004. As such, please restate your selected quarterly financial data for each quarter in fiscal year 2004, as appropriate, in your fiscal year 2005 Form 10-K. Please provide all disclosures required by paragraphs 25 and 26 of SFAS 154 for the restated information. As part of these disclosures, please state that you had adopted FIN 45 in the fourth quarter of 2004, but that FIN
45
applied to guarantees issued or modified after December 31, 2002. Finally, please include disclosure regarding your change in accounting estimate of $627,000, which was recognized in the fourth quarter of
2004, as a footnote to your selected quarterly financial data. Refer to paragraphs 26 and 31 of APB 28 for guidance.

3. Please tell us the SFAS 5 contingent liability amount and the FIN
45 fair value non-contingent liability amount for your non-elevated risk of default dealers for each of the four quarters in fiscal year
2005. If the SFAS 5 contingent liability amount materially exceeds the FIN 45 fair value non-contingent liability amount recorded, please restate your fiscal quarters included in your fiscal year 2005 Form
10-K, along with the appropriate disclosures in accordance with SFAS
154.

4. Please reclassify the portion of the repurchase agreements reserve included in selling, general and administrative to be a reduction of revenues in accordance with paragraph 11.b. of FIN 45 for each period presented in your fiscal year 2005 Form 10-K. In other words, regardless of whether you recognize your repurchase agreement accrual under SFAS 5 or FIN 45, please classify the charge as a reduction of revenue.

5. Please revise your footnote disclosure to provide a clear explanation of the changes in your repurchase agreements reserve for each period presented. For example, you should consider including the following line items in your rollforward of the liability:
* Beginning balance
* Aggregate reduction for payments made on inventory repurchases
* Aggregate recoveries on inventory repurchases
* Aggregate accruals for guarantees issued during the current period
* Aggregate reduction to pre-existing guarantees due to declining obligation/expired guarantees
* Aggregate changes to the accrual for pre-existing guarantees due to an elevated risk of default
* Ending balance.

6. Please include disclosure in MD&A for the trends impacting your results of operations due to the changes in your repurchase agreements reserve. Specifically, you did not include any discussion and analysis in your fiscal year 2004 Form 10-K regarding the $627,000 decrease to the SFAS 5 contingent liability amount relating to your elevated risk of default dealers, which is 26.8% of your income before income taxes. Please refer to Item 303(A)(3) of Regulation S-K and
Section 501.12.b. of the Financial Reporting Codification for guidance. In addition, changes in accounting estimates are required to be disclosed in your audited footnotes when material. Please include disclosure related to the $627,000 decrease to your repurchase agreements reserve in your audited footnotes included in your fiscal year 2005 Form 10-K. Please refer to paragraph 33 of APB 20 and paragraph 22 of SFAS 154 for guidance.

7. Please revise your critical accounting estimates section of MD&A to include disclosure regarding your methodology for estimating the fair value of your repurchase agreements under the provisions of FIN 45 at inception. Please refer to your response letter dated October 14, 2005. Please also refer to Section 501.14 of the Financial Reporting
Codification for guidance.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief
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David A. Roberson
Cavalier Homes, Inc.
February 24, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE